SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the Collection Period ending 31 May 2001.

Securitisation Advisory Services Pty Limited, as manager of the Series 2000-2G
---------------------------------------------
Medallion Trust
                 (Translation of registrant's name into English)

              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
              ----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [X]        Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]       No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
   ---------------------

OTHER EVENTS


On September 14, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-2G Medallion Trust (the Trust), publicly issued US$1,060,200,000 of Class A-1 Mortgage Backed Floating Rate Notes due December 18, 2031 (the Notes) pursuant to a registration statement (No. 333- 44600 ) declared effective on August 30, 2000. Securitisation Advisory Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,590,300 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,058,609,700 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On December 18, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On March 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On June 18, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-2G Medallion Trust, by the undersigned, thereunto duly authorised.


                          Securitisation Advisory Services Pty Limited,
                          As Manager for the Series 2000-2G Medallion Trust,
                          --------------------------------------------------
                          (Registrant)



Dated: June, 2001                     By:   /s/ Tim See
                                         ---------------------------------------
                                         Name:  Tim See
                                         Title: Authorised Officer

                                 EXHIBIT INDEX


EXHIBIT            DESCRIPTION
-------            -----------

99.1               The Quarterly Servicing Report for the Distribution Date on
                   June 18, 2001.

                                                                    EXHIBIT 99.1

                    FORM 6-K REQUIRED COLLATERAL INFORMATION

          SERIES 2000-2G MEDALLION TRUST SERIES 2000-2G MEDALLION TRUST


 SERIES 2000-2G MEDALLION TRUST DATA AS AT OPENING OF BUSINESS ON THE PRECEDING
                       DETERMINATION DATE OF JUNE 1, 2001



OUTSTANDING MORTGAGE BALANCE (AUD)
                                                  AMOUNT             WAC
--------------------------------------------------------------------------------
          - Variable Rate Housing Loans        $1,437,841,487       6.66%
          - Fixed 1 Year                       $   72,876,905       6.66%
          - Fixed 2 Year                       $  263,440,277       7.11%
          - Fixed 3 Year                       $  121,527,119       7.16%
          - Fixed 4 Year                       $   39,298,830       7.77%
          - Fixed 5 Year                       $    6,456,142       6.84%
          Total Pool                           $1,941,440,760       6.78%
--------------------------------------------------------------------------------




                                                    AUD AMOUNT
DELINQUENCY INFORMATION      NO OF LOANS  %OF POOL    OF LOANS   % OF POOL
--------------------------------------------------------------------------------
         31-60 days               34      0.18%    $3,999,166.47   0.20%
         61-90 days               13      0.07%    $1,967,565.73   0.10%
         90+ days                 13      0.07%    $1,296,446.00   0.07%

Mortgagee In Possession            0      0.00%$            0.00   0.00%
--------------------------------------------------------------------------------

SERIES 2000-2G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE
--------------------------------------------------------------
Quarterly Summary Distribution Details

Reporting Dates
---------------
Closing Date                                                                                       14-Sep-00
Determination Date                                                                                 01-Jun-01
Notice Date                                                                                        15-Jun-01
Distribution Date                                                                                  18-Jun-01
Start Accrual Period                                                                               19-Mar-01
End Accrual Period                                                                                 18-Jun-01
No. of Days in Accrual Period                                                                             91
Start Collection Period                                                                            01-Mar-01
End Collection Period                                                                              31-May-01
No. of Days in Collection Period                                                                          92
Distribution Month                                                                                       Yes


            Securities on Issue                    No. of           Initial Invested      Initial Invested
            -------------------                 Certificates          Amount (US$)           Amount (A$)
                                                ------------        ----------------      ----------------
Class A-1 Notes                                          10.602     1,060,200,000.00           1,884,800,000
Class A-2 Notes                                           4,000            -                     400,000,000
Class B Notes                                               270            -                      27,000,000
Redraw Bond - series 1                                        0            -                      -
Redraw Bond - series 2                                        0            -                      0

US$/A$ exchange rate at issue                            0.5625


INTEREST RATE FOR ACCRUAL PERIOD
--------------------------------                                         Bank         Interest     Interest
                                                                      Bill Rate        Margin        Rate
                                                                      ---------       --------     --------
Class A-1 Notes (payable to Currency Swap Provider)                     4.9483%        0.3724%      5.32070%
Class A-2 Notes                                                         4.9483%        0.3700%       5.3183%
Class B Notes                                                           4.9483%        0.5700%       5.5183%
Redraw Bond - series 1                                                  0.0000%              -       0.0000%
Redraw Bond - series 2                                                  0.0000%              -       0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period                 4.9483%
Facilities BBSW                                                         4.9483%


DISTRIBUTION PAYABLE ON DISTRIBUTION DATE                                        Per Cert.       Aggregate
-----------------------------------------                                       ----------     -------------

Total Interest Amount
   Class A-1 Notes                                                                 2,114.31    22,415,967.53
   Class A-2 Notes                                                                 1,188.76     4,755,040.00
   Class B Notes                                                                   1,361.90       367,713.00
   Redraw Bond - series 1                                                                 -                -
   Redraw Bond - series 2                                                                 -                -
Principal:
   Class A-1 Notes                                                                10,670.84   113,132,292.80
   Class A-2 Notes                                                                 6,002.35    24,009,400.00
   Class B Notes                                                                     393.83       106,334.10
   Redraw Bond - series 1                                                                 -                -
   Redraw Bond - series 2                                                                 -                -
Total:
   Class A-1 Notes                                                                12,785.15   135,548,260.43
   Class A-2 Notes                                                                 7,191.11    28,764,440.00
   Class B Notes                                                                   1,755.73       474,047.10
   Redraw Bond - series 1                                                                 -                -
   Redraw Bond - series 2                                                                 -                -
   Total                                                                          21,731.99   164,786,747.53

POOL FACTORS
------------                                                                      Last            Current
                                                                              Distribution      Distribution
                                                                                  Date             Date
                                                                              ------------      ------------
   Class A-1 Notes                                                              0.89655180        0.83652830
   Class A-2 Notes                                                              0.89655180        0.83652830
   Class B Notes                                                                0.98990580        0.98596750
   Redraw Bond - series 1                                                                -                 -
   Redraw Bond - series 2                                                                -                 -

QUARTERLY CASHFLOW WORKING SHEET                                          Per Certificate      Aggregate
--------------------------------                                                 $                 $
   Finance Charge Collections                                                                  35,749,361.40
   Finance Charge Collections - Repurchases                                                                -
   Finance Charge Damages                                                                                  -
   Income due to Seller                                                                                    -
   Other Income                                                                                 1,984,380.40
Preliminary Income Amount                                                                      37,733,650.89

   Taxes                                                                                          101,490.46
   Trustee Fee                                                                                     39,455.40
   Security Trustee Fee                                                                                    -
   Manager Fee                                                                                    153,211.27
   Servicing Fee                                                                                1,293,427.27
   Liquidity Commitment Fee                                                                        11,074.69
   Redraw Commitment Fee                                                                            9,349.32
   Support Facility Payments                                                                    4,859,278.01
   Support Facility Receipts                                                                               -
   Expenses                                                                                        25,484.82
   Previous Unpaid Facility Int Chg - Liquidity                                                            -
   Liquidity Interest Charge + Previous Unpaid                                                    174,289.94
   Previous Unpaid Facility Int Chg - Redraw Facility                                                      -
   Redraw Interest Charge + Previous Unpaid                                                                -
   Repayment of Liquidity Facility                                                             13,579,516.47
   Total Interest Amount - Class A-1 Notes                                                     22,415,967.63
                               - Class A-2 Notes                                                4,755,040.00
                               - Class B Notes                                                    367,713.00
                               - Redraw Bonds - series 1                                                   -
                               - Redraw Bonds - series 2                                                   -
REQUIRED INCOME AMOUNT                                                                         47,787,32.27

Income Shortfall                                                                               10,053,677.38
Liquidity Facility Draw                                                                        10,053,677.38

Principal Chargeoff Unreimbursement                                                                        -
Principal Chargeoff                                                                                        -
Total Principal Chargeoff Reimbursement Due                                                                -

PAYMENT ALLOCATION CASCADE
--------------------------
   Preliminary Income Amount                                                                   37,733,650.89
   Liquidity Facility Draw                                                                     10,053,677.38
Available Income Amount                                                                        47,787,328.27

                                                                                            Quarter to Date
                                                                                              Allocation/
                                                              Due            Available        Distribution
                                                           -------------    -------------   ----------------
Taxes                                                         101,490.46     47,787,328.27        101,490.46
Trustee Fee                                                    39,455.40     47,685,837.81         39,455.40
Security Trustee Fee                                                   -     47,646,382.41                 -
Manager Fee                                                   155,211.27     47,646,382.41        155,311.27
Servicing Fee                                               1,293,427.26     47,491,171.14      1,293,427.26
Liquidity Commitment Fee                                       11,074.69     46,197,743.88         11,074.69
Redraw Commitment Fee                                           9,349.32     46,186,669.19          9,349.32
Support Facility Payments                                   4,859,278.01     46,177,319.87      4,859,278.01
Support Facility Receipts                                              -     41,318,041.86                 -
Expenses                                                       35,484.82     41,318,041.86         25,484.82
Liquidity Interest Charge                                     174,289.94     41,292,557.04        174,389.94
Repayment of Liquidity Facility                            13,579,546.47     41,118,267.10     13,579,546.47
Interest Amount Payable - Redraw Facility                              -     27,538,720.63                 -
                      - Class A-1 Notes                    22,415,967.63     27,538,720.63     22,415,967.63
                      - Class A-2 Notes                     4,755,040.00      5,122,753.00      4,755,040.00
                      - Redraw Bonds - series 1                        -        367,713.00                 -
                      - Redraw Bonds - series 2                        -        367,713.00                 -
                      - Class B Notes                         367,713.00        367,713.00        367,713.00
Total Principal Chargeoff Reimbursement                                -              0.00                 -
Excess Distribution                                                                                     0.00

Unpaid Facility Int Chg - Liquidity                                                                        -
                             - Redraw                                                                      -
Unpaid Security Interest Amount - Class A-1 Notes                                                          -
                                    - Class A-2 Notes                                                      -
                                    - Class B Notes                                                        -
                                    - Redraw Bonds - series 1                                              -
                                    - Redraw Bonds - serues 2                                              -

FACILITIES OUTSTANDING
----------------------

Liquidity Commitment Facility Limit                                                            58,000,000.00
Beginning Liquidity Commitment Facility                                                        44,420,453.53
Previous Liquidity Facility Draw                                                               13,579,546.47
Repayment of Liquidity Facility                                                                13,579,546.47
Liquidity Facility Draw                                                                        10,053,677.38
Ending Liquidity Commitment Facility                                                           47,946,322.62

Redraw Commitment Facility Limit                                                               50,000,000.00
Beginning Redraw Commitment Facility                                                           50,000,000.00
Previous Redraw Facility Draw                                                                              -
Previous Redraw Facility Draw - Chargeoffs                                                                 -
Repayment of Redraw Facility                                                                               -
Repayment of Unreimbursement Chargeoffs                                                                    -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                             -
Redraw Facility Available to Draw                                                              50,000,000.00
Redraw Facility Draw                                                                                       -
Ending Redraw Commitment Facility                                                              50,000,000.00

INTEREST AND PRINCIPAL DISTRIBUTION WORKSHEET
---------------------------------------------

                                                                         Per Certificate        Aggregate
                                                                                $                   $
                                                                         ---------------       ------------
INTEREST AMOUNT
----------------
CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                         2,114.31      22,415,967.63
Total Interest Amount                                                                          22,415,967.63

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                                       22,415,967.63
Total Interest Amount                                                            2,114.31      22,415,967.63
Unpaid Security Interest Amount                                                                            -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                         1,188.76       4,755,040.00
Total Interest Amount                                                                           4,755,040.00

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                         1,188.76       4,755,040.00
Total Interest Amount                                                                           4,755,040.00
Unpaid Security Interest Amount                                                                            -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                         1,361.90         367,713.00
Total Interest Amount                                                                             367,713.00

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                         1,361.90         367,713.00
Total Interest Amount                                                                             367,713.00
Unpaid Security Interest Amount                                                                            -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -
Unpaid Security Interest Amount                                                                            -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -
Unpaid Security Interest Amount                                                                            -



PRINCIPAL AMOUNT
----------------
Principal Collections                                                                         152,792,749.00
Principal Collections - Repurchases                                                                        -
  less Repayment Of Redraw Facility                                                                        -
  less Total Customer Redraw                                                                  (15,544,722.55)
  plus Redraw Facility Draw                                                                                -
  plus Redraw Bonds Issue this month                                                                       -
  Aggregate Principal Damages from Seller & Servicer                                                       -
Principal Chargeoff Reimbursement - Class B Notes                                                          -
                                  - Class A-1 Notes                                                        -
                                  - Class A-2 Notes                                                        -
                                  - Redraw Bonds - Series 1                                                -
                                  - Redraw Bonds - Series 2                                                -
                                  - Redraw Facility                                                        -
Principal rounding b/f                                                                                  0.88

  Schedule Principal Amount                                                  8,239,070.57
  Schedule Principal Amount less redraws                                     8,239,070.57
  Unscheduled Principal Amount - Partial Prepayment                         94,129,906.88
  Unscheduled Principal Amount - Full Prepayment                            50,423,771.55
  Unscheduled Principal Amount - less redraws + C/O Reim                   129,008,955.88

Total Available Principal Amount for Redraw Bonds                                             137,348,027.33

Principal Distribution - Redraw Bonds - Series 1                                        -                  -
Principal Distribution - Redraw Bonds - Series 2                                        -                  -

Principal rounding off                                                                                  0.88
Total Unscheduled Principal Amount                                                            129,008,955.88
Total Scheduled Principal Amount                                                                8,239,070.57
Total Available Principal Amount for Notes                                                    137,248,027.33

PRINCIPAL ALLOCATIONS
---------------------
Class A Percentage via Stepdown                                                                         100%
Class A Available Principal Payment
  Class A-1 Principal Payment                                                   10,670.84     113,132,292.80
  Class A-2 Principal Payment                                                    6,002.35      24,009,400.00
Class B Principal Payment                                                          393.83         106,534.10

Principal rounding off                                                                                  0.43

Outstanding Principal - beginning period                                                    2,075,169,008.36
less Principal Repayment                                                                    (152,792,749.00)
plus Total Customer Redraw                                                                     15,544,722.55
less Principal Losses                                                                                      -
Outstanding Principal - Closing period                                                      1,937,920,981.91

PRINCIPAL LOSSES
----------------
Principal Losses                                                                                           -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                   -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                             -
Net Principal Losses                                                                                       -
Principal Chargeoff - Class B Notes                                                                        -
                      - Class A-1 Notes                                                                    -
                      - Class A-2 Notes                                                                    -
                      - Redraw Bonds - Series 1                                                            -
                      - Redraw Bonds - Series 2                                                            -
                      - Redraw Facility                                                                    -
                                                                                                           -
CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

INVESTORS BALANCE OUTSTANDING WORKSHEET
---------------------------------------

                                                                           Aggregate           Aggregate
                                                                              US$                  A$
                                                                         ----------------   ----------------

CLASS A-1 NOTES
Initial Invested Amount                                                  1,060,200,000.00   1,884,800,000.00
  previous Principal Distribution                                          109,675,781.64     194,979,167.36
  Principal Distribution for current period                                 63,636,914.70     113,132,292.80
Total Principal Distribution to date                                       173,312,096.34     308,111,460.16
Beginning Invested Amount                                                  950,524,218.36   1,689,820,832.64
Ending Invested Amount                                                     886,887,303.66   1,576,688,530.84
Unreimbursed Principal Chargeoffs                                                       -                  -
Beginning Stated Amount                                                    950,524,218.36   1,689,320,832.64
Ending Stated Amount                                                       886,887,303.66   1,576,688,539.84

CLASS A-2 NOTES
Initial Invested Amount                                                                       400,000,000.00
  previous Principal Distribution                                                              41,379,280.00
  Principal Distribution for current period                                                    24,009,400.00
Total Principal Distribution to date                                                           65,388,680.00
Beginning Invested Amount                                                                     358,620,720.00
Ending Invested Amount                                                                        334,611,320.00
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                       358,620,730.00
Ending Stated Amount                                                                          334,611,320.00

CLASS B NOTES
Initial Invested Amount                                                                        27,000,000.00
  previous Principal Distribution                                                                 272,543.40
  Principal Distribution for current period                                                       106,334.10
Total Principal Distribution to date                                                              378,877.50
Beginning Invested Amount                                                                      26,727,456.60
Ending Invested Amount                                                                         26,621,122.50
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                        26,727,456.60
Ending Stated Amount                                                                           26,621,122.50

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                           -
Initial Invested Amount                                                                                    -
  Principal Distribution (after last Distribution Date)                                                    -
  Principal Distribution for current period                                                                -
Total Principal Distribution to date                                                                       -
Beginning Invested Amount                                                                                  -
Ending Invested Amount                                                                                     -
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                                    -
Ending Stated Amount                                                                                       -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                           -
Initial Invested Amount                                                                                    -
  Principal Distribution (after last Distribution Date)                                                    -
  Principal Distribution for current period                                                                -
Total Principal Distribution to date                                                                       -
Beginning Invested Amount                                                                                  -
Ending Invested Amount                                                                                     -
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                                    -
Ending Stated Amount                                                                                       -




AVERAGE MONTHLY PERCENTAGE
--------------------------

Current Balance of Arrears greater than 60 Days                                                 3,264,011.73
Current Outstanding Loan Balance                                                            1,937,920,981.91
Average Monthly Percentage                                                                              0.00
Monthly Percentage - Current Period                                                                     0.00
Monthly Percentage Month 2                                                                              0.00
Monthly Percentage Month 3                                                                              0.00
Monthly Percentage Month 4                                                                              0.00
Monthly Percentage Month 5                                                                              0.00
Monthly Percentage Month 6                                                                                 -
Monthly Percentage Month 7                                                                                 -
Monthly Percentage Month 8                                                                                 -
Monthly Percentage Month 9                                                                                 -
Monthly Percentage Month 10                                                                                -
Monthly Percentage Month 11                                                                                -
Monthly Percentage Month 12                                                                                -


STEPDOWN CONDITIONS
-------------------
Years since initial Determination Date                                                                  0.75
Required Subordinated Percentage                                                                           -
Available Subordinated Percentage                                                                       0.01
Aggregate Unreimbursed Principal Chargeoffs                                                                -
Required Class B Stated Amount Outstanding                                                      5,712,000.00
Year < 5.2% Avg. Mo. Perc. Unreim C/O Maximum                                                   8,100,000.00
Year < 5.4% Avg. Mo. Perc. Unreim C/O Maximum                                                   2,700,000.00
5 <= Year < 6, Unreim C/O Maximum                                                               8,100,000.00
6 <= Year < 7, Unreim C/O Maximum                                                               9,450,000.00
7 <= Year < 8, Unreim C/O Maximum                                                              10,800,000.00
8 <= Year < 9, Unreim C/O Maximum                                                              12,150,000.00
9 <= Year, Unreim C/O Maximum                                                                  13,500,000.00
Stepdown Condition less than 5 years                                                                    TRUE
Stepdown Condition greater than & equal to 5 years                                                     FALSE
Year < 5.2% Avg. Mo. Perc. Unreim C/O Maximum                                                           TRUE
Year - Stepdown Condition Test
5                                                                                                       TRUE
6                                                                                                       TRUE
7                                                                                                       TRUE
8                                                                                                       TRUE
9                                                                                                       TRUE
Year - Stepdown Class A Criteria                                FALSE              TRUE     Class A Percentage
0                                                                   1               0.5                 0.50
1                                                                   1               0.5                 0.50
2                                                                   1               0.5                 0.50
3                                                                   1                 0                    -
4                                                                   1                 0                    -
5                                                                   1               0.7                  1.0
6                                                                   1               0.6                  1.0
7                                                                   1               0.4                  1.0
8                                                                   1               0.2                  1.0
9                                                                   1                 0                  1.0
10                                                                  0                 0                    -

STEPUP CONDITIONS
-----------------
Stepup Date                                                                                December 18, 2007
Stepup margin - Class A-1 Notes                                                                        0.006
                   - Class A-2 Notes                                                                   0.007
